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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)*

SIRNA THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

829669100

(CUSIP Number)

Linda H. Hanauer
Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 7, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 2 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          VENROCK ASSOCIATES, IRS IDENTIFICATION NO. 13-6300995

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☒1

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A ☐

6.	Citizenship or Place of Organization New York

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power

Beneficially		6,236,225[2]

Owned by Each	9.	Sole Dispositive Power

Reporting		0

Person	10.	Shared Dispositive Power

With		6,236,225[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

                      6,236,2252

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                      N/A                                                          ☐

13.	Percent of Class Represented by Amount in Row (11) 10.3%[3]

14.	Type of Reporting Person (See Instructions) PN

[1]	Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P. (the “Venrock Entities”) are members of a group for purposes of this Schedule 13D/A.
[2]	As described in Item 5 below, Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P. each distributed, pro rata, to their respective limited and general partners 449,948, 1,999,984 and 49,964 shares of the Issuer’s Common Stock, respectively. As described in Item 5 below, collectively, the Venrock Entities beneficially own 6,236,225 shares of the Issuer’s Common Stock and each have shared voting and dispositive power over such shares.
[3]	This percentage is calculated based upon 60,659,484 shares of the Issuer’s Common Stock outstanding, which is the sum of: (a) 59,471,868 shares of the Issuer’s Common Stock outstanding on August 12, 2005 and (b) 1,187,616 shares of Common Stock issuable to the Venrock Entities upon the exercise of a series of warrants issued pursuant to that certain Warrant Exchange Agreement by and among Sirna, the Venrock Entities and other investors thereto dated December 30, 2004, which are exercisable within 60 days hereof.

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 3 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          VENROCK ASSOCIATES III, L.P., IRS IDENTIFICATION NO. 13-4120290

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☒1

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A ☐

6.	Citizenship or Place of Organization New York

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power

Beneficially		6,236,225[2]

Owned by Each	9.	Sole Dispositive Power

Reporting		0

Person	10.	Shared Dispositive Power

With		6,236,225[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

                      6,236,2252

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                      N/A                                                          ☐

13.	Percent of Class Represented by Amount in Row (11) 10.3%[3]

14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 4 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          VENROCK ENTREPRENEURS FUND III, L.P., IRS IDENTIFICATION NO. 13-4161054

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☒1

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A ☐

6.	Citizenship or Place of Organization New York

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power

Beneficially		6,236,225[2]

Owned by Each	9.	Sole Dispositive Power

Reporting		0

Person	10.	Shared Dispositive Power

With		6,236,225[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

                      6,236,2252

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                      N/A                                                          ☐

13.	Percent of Class Represented by Amount in Row (11) 10.3%[3]

14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 5 of 9

     The following constitutes the Amendment No. 6 to Schedule 13D filed by the undersigned (the “Schedule 13D/A”). This Schedule 13D/A is being filed by the Venrock Entities to report the pro-rata distribution of securities beneficially owned by the Venrock Entities to their respective limited and general partners, as described in Item 5 below. Accordingly, the number of securities beneficially owned by the Venrock Entities has decreased. The Schedule 13D/A is amended as follows and except as otherwise provided herein, all items of the Schedule 13D, as amended, remain unchanged.

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 6 of 9

Item 5.          Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

     The Venrock Entities are members of a group for purposes of this Schedule 13D.

     On September 7, 2005, the Venrock Entities distributed pro-rata to their respective limited and general partners an aggregate number of 2,499,896 shares of the Issuer’s Common Stock. Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P. each distributed 449,948, 1,999,984 and 49,964 shares of the Issuer’s Common Stock, respectively.

     (a)     As of the date hereof, after giving effect to the pro-rata distributions to their respective limited and general partners described herein, (i) Venrock Associates beneficially owns 908,783 shares of Common Stock and warrants to purchase 213,771 shares of Common Stock in aggregate that are exercisable within 60 days of the date hereof, (ii) Venrock Associates III, L.P. beneficially owns 4,038,821 shares of Common Stock and warrants to purchase 950,093 shares of Common Stock in aggregate that are exercisable within 60 days of the date hereof, and (iii) Venrock Entrepreneurs Fund III, L.P. beneficially owns 101,005 shares of Common Stock and warrants to purchase 23,752 shares of Common Stock in aggregate that are exercisable within 60 days of the date hereof. Collectively, as of the date hereof, the Venrock Entities beneficially own 6,236,225 shares, or approximately 10.3%, of the Issuer’s Common Stock.

     The percentage for the Venrock Entities is calculated based upon 60,659,484 shares of Common Stock outstanding, which is the sum of: (a) 59,471,868 shares of Common Stock outstanding on August 12, 2005 and (b) 1,187,616 shares of Common Stock issuable to the Venrock Entities upon the exercise of warrants exercisable within 60 days hereof.

     (b)     Each of the Venrock Entities has sole power to dispose or to direct the disposition of no shares of Common Stock, shared power to vote or to direct the vote of 6,236,225 shares of Common Stock and shared power to dispose or to direct the disposition of 6,236,225 shares of Common Stock.

     (c)     Except as described herein, neither the Venrock Entities nor the Listed Persons, to the knowledge of the Venrock Entities, has effected any transactions in the Common Stock during the past 60 days.

     (d)     No other person is known by the Venrock Entities to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Venrock Entities.

     (e)     Not applicable.

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 7 of 9

     Item 7.          Material to Be Filed as Exhibits.

     A.     Agreement regarding filing of joint Schedule 13D/A.

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 8 of 9

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2005

VENROCK ASSOCIATES
by a General Partner
VENROCK ASSOCIATES III, L.P.,
by its General Partner, Venrock Management III LLC
VENROCK ENTREPRENEURS FUND III, L.P.
by its General Partner, VEF Management III LLC

By:	/s/ Bryan E. Roberts
	Name:	Bryan E. Roberts
	Title:	As a General Partner or Member

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 9 of 9

EXHIBIT INDEX

     A.     Agreement regarding filing of joint Schedule 13D/A.